EXHIBIT 17.1

[LETTERHEAD OF MICHAEL FITZGERALD]

May 14, 2003

The Board of Directors

SEQUENOM, Inc.

3595 John Hopkins Court

San Diego

California 92121-1121

U.S.A.

Gentlemen

I resigned from the board of SEQUENOM, Inc. (“SEQUENOM” or the “Company”) on April 30, 2003 because I felt the proxy statement issued by the Company on April 23, 2003 was not fully candid in that it gave no hint of the background of the decision not to re-nominate me to the Board. Indeed, it could be assumed by the reader that I had acquiesced in that decision when in fact that was not the case. The terms and manner in which the Company announced my resignation did nothing to repair the non-disclosure surrounding my departure.

My concerns have been borne out by calls I have had from several shareholders, including some current employees, voicing their concern over my departure. For some, it marks a significant loss of a truly independent voice on the Board. Others assumed I had simply lost interest in the Company, which, as you know, is not the case. This letter is intended to state the reasons for my departure, so that all shareholders will have an opportunity to be fully informed. Accordingly, I request that the Company promptly publish this letter which outlines my disagreements with the Board pursuant to Item 6 of Form 8-K.

Prior to my resignation, it had become increasingly apparent to me that the Board of SEQUENOM had ceased properly to exercise its oversight function and challenge management. The failure of the Board to subject management performance and planning to appropriate scrutiny represents a serious lack of accountability to an extent that is contrary to the best interests of the shareholders.

My own efforts to reverse this trend received no effective support by the other members of the Board and were increasingly quite openly shrugged off as an inconvenience and an intrusion, ultimately leading to the proposal that I not be re-nominated. I did not agree with the decision that I should leave office at the end of my term and the decision was made by the nominating committee even before its own consultation procedures had been observed. In any event, the procedures observed by the Board were apparently motivated primarily out of a desire to be rid of me and were conducted for appearance sake only. They reflect either cynicism or a severe lack of understanding of the essential principles of corporate governance.

The principal issues which have motivated my ongoing concerns can be summarized a follows:

1.	management has been running the Company without sufficient independent and challenging scrutiny at the Board level.

2.	the resulting lack of accountability has coincided with, and in my view has significantly contributed to a lack of understanding of shareholder value that seems set to continue.

3.	management enjoys remuneration which is excessive and unwarranted, particularly in light of the Company’s performance and the value being delivered to shareholders.

In an effort to seek an independent means of addressing these and other concerns, I recommended last August the appointment of an independent committee among other things to propose sensible reporting responsibilities and procedures. Despite and perhaps because of the strong personal connections that many directors have with management, my call for the appointment of such a committee has gone unheeded. The failure to respond to that proposal is symptomatic of a malaise at the Board level about which I remain deeply concerned.

Yours faithfully,

/s/    MICHAEL FITZGERALD

Michael Fitzgerald